Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades reports first quarter results

Kingsey Falls, Québec, May 8, 2008 — Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports a net loss of $4 million ($0.04 per share) for the quarter ended March 31, 2008. This compares with net earnings of $22 million ($0.22 per share) for the same period in 2007. When excluding specific items(1), the net loss for the first quarter of 2008 amounted to $9 million ($0.09 per share) compared to net earnings of $5 million ($0.05 per share) for the same quarter in 2007.

Financial highlights

Selected consolidated information(2)
(in millions of Canadian dollars, except amounts per share)	Q1/2008	Q1/2007	Q4/2007

Sales	959	1,000	937
Operating income before depreciation and amortization (OIBD) (1)	45	110	68
Operating income (loss) from continuing operations	(6)	57	19
Net earnings (loss)	(4)	22	12
per common share	$(0.04)	$0.22	$0.12
Cash flow from operations (adjusted) from continuing operations (1)	17	41	36
per common share (1)	$0.17	$0.41	$0.36

Excluding specific items (1)
Operating income before depreciation and amortization (OIBD)	59	86	82
Operating income from continuing operations	8	33	33
Net earnings (loss)	(9)	5	1
per common share	$(0.09)	$0.05	$0.01
Cash flow from operations (adjusted) from continuing operations	26	49	49
per common share	$0.26	$0.49	$0.49

Note 1 - see the supplemental information on non-GAAP measures note.

Note 2 - unaudited and restated to exclude discontinued operations.

Business highlights

•   Decrease in profitability in comparison to Q1 2007, mostly explained by significantly higher fibre costs and the appreciation of the Canadian dollar as well as challenging business conditions in the boxboard and tissue paper sectors.

•   Increase of 7% in shareholders’ equity compared to Q1 2007.

•   Cascades continues to proactively address less performing assets:

•      Integration of our North American boxboard operations with our containerboard operations (Norampac):

•     Action plan to be determined in the coming months to optimize the asset base and improve the profitability of boxboard operations;

•      Completed merger of the European recycled boxboard operations with those of Reno de Medici S.p.A. on March 1, 2008;

•      Ongoing cost reduction initiatives and strategic divestiture of assets:

•     Current initiatives to reduce workforce in certain mills of the Specialty Products Group and the Tissue Group;

•     The sale of a recycled pulp mill for $41 million translates into a $24 million pre-tax gain.

•   Amendments to our banking facility providing more flexibility and liquidity.

•   Boralex led consortium is selected for the development of wind power projects totalling 272 MW.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “Market conditions continued to deteriorate as the cost of recycled paper and energy increased while in Canada, demand weakened in some of our groups. Of all of our business sectors boxboard continues to be the most challenged. The decision to integrate the North American boxboard and folding carton operations into Norampac represents a further step in our ongoing efforts to improve profitability. We are convinced this move will create a stronger packaging group that will be better able to respond to the needs of the market. Our other business groups have also moved decisively to address under performing assets, the sale of Greenfield SAS being the most recent example. We are confident these efforts will make Cascades a more profitable company that is better positioned to meet the challenges of the future.”

Three-month period ended March 31, 2008

For the quarter ended March 31, 2008 which takes into account the 30.6% proportionate consolidation of the results of Reno de Medici S.P.A., for a one-month period,  sales decreased by 4.1% amounting to $959 million compared to $1 billion achieved last year.

Operating loss from continuing operations amounted to $6 million compared to an operating income of $57 million achieved for the same period last year. Operating income from continuing operations excluding specific items for the quarter amounted to $8 million compared to $33 million in 2007. The 2008 specific items mostly consist of a $8 million of closure costs relating to the Red Rock mill (Norampac) and the restructuring of the North American boxboard operations as well as a $6 million charge related to the Reno de Medici merger.

Outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “We expect a seasonal pickup in activity in most of our business segments which when combined with better overall selling prices and the recent drop in fibre costs should positively impact our second quarter results. We will continue managing our portfolio of assets proactively and concentrating our efforts on the successful integration of our North American boxboard activities to the Norampac operations. Management at Norampac, which is presently conducting a comprehensive review of the boxboard operations, is expected to determine its action plan in the coming months to optimize the asset base and improve the profitability of those operations. Furthermore, we will aggressively intensify our cost reduction program and tighten management of our cash flows to improve our overall competitiveness as well as our financial flexibility. As we have demonstrated over the past three years, we remain focused on delivering on our action plan and we will not hesitate to act to stay ahead of the curve in the face of a rapidly changing environment.”

Dividend on Common Shares and normal course issuer bid

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid June 13, 2008 to shareholders of record at the close of business on May 30, 2008. This dividend paid by Cascades is an “eligible dividend” as per the proposed changes to the Income Tax Act (Bill C-28, Canada).

In addition, during the course of the first quarter, in accordance with its normal course issuer bid, Cascades has repurchased for cancellation 282,300 common shares at an average price of $7.83 per share representing an aggregate amount of approximately $2.2 million. The company’s issuer bid has been renewed March 13, 2008 and will enable Cascades to acquire up to 4,946,517 common shares until March 12, 2009.

Supplemental information on non-GAAP measures

Operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance  with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation and amortization excluding specific items :

(in millions of Canadian dollars)	Q1/2008	Q1/2007	Q4/2007

Net earnings (loss)	(4)	22	12
Net earnings (loss) from discontinued operations	(19)	2	11
Non-controlling interest	1	1	1
Share of results of significantly influenced companies	(4)	(4)	(4)
Provision for (recovery of) income taxes	(9)	14	(9)
Foreign exchange loss (gain) on long-term debt	5	(4)	(16)
Interest expense	24	26	24

Operating income (loss)	(6)	57	19
Specific items :
Inventory adjustment resulting from business acquisition	1	6	—
Loss (gain) on disposals and other	5	(25)	7
Impairment loss on property, plant and equipment	—	—	2
Closure and restructuring costs	8	2	3
Unrealized loss (gain) on financial instruments	—	(7)	2
	14	(24)	14

Operating income - excluding specific items	8	33	33

Depreciation and amortization	51	53	49

Operating income before depreciation and amortization - excluding specific items	59	86	82

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share(1)
(in millions of Canadian dollars, except amounts per share)	Q1/2008	Q1/2007	Q4/2007	Q1/2008	Q1/2007	Q4/2007

As per GAAP	(4)	22	12	$(0.04)	$0.22	$0.12
Specific items :
Inventory adjustment resulting from business acquisition	1	6	—	$0.01	$0.04	$—
Loss (gain) on disposals and other	5	(25)	7	$0.05	$(0.14)	$0.05
Impairment loss on property, plant and equipment	—	—	2	$—	$—	$0.01
Closure and restructuring costs	8	2	3	$0.05	$0.01	$0.02
Unrealized loss (gain) on financial instruments	—	(7)	2	$—	$(0.05)	$0.01
Foreign exchange loss (gain) on long-term debt	5	(4)	(16)	$0.04	$(0.03)	$(0.14)
Loss (gain) Included in discontinued operations	(24)	—	7	$(0.20)	$—	$0.04
Adjustment of statutory tax rate	—	—	(10)	$—	$—	$(0.10)
Tax effect on specific items	—	11	(6)
	(5)	(17)	(11)	$(0.05)	$(0.17)	$(0.11)

Excluding specific items	(9)	5	1	$(0.09)	$0.05	$0.01

Note 1 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations (adjusted) and cash flow from operations (adjusted) per share to cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items:

	Cash flow from operations			Cash flow from operations per share
(in millions of dollars, except amounts per share)	Q1/2008	Q1/2007	Q4/2007	Q1/2008	Q1/2007	Q4/2007

Cash flow provided by (used for) operating activities	(31)	(37)	98
Changes in non-cash working capital components	48	78	(62)
Cash flow (adjusted) from operations	17	41	36	$0.17	$0.41	$0.36
Specific items :
Inventory adjustment resulting from business acquisition	1	6	—	$0.01	$0.06	—
Loss (gain) on disposals and other	—	—	10	—	—	$0.10
Closure and restructuring costs, net of current income tax	8	2	3	$0.08	$0.02	$0.03

Excluding specific items	26	49	49	$0.26	$0.49	$0.49

Founded in 1964, Cascades produces, transforms and markets packaging and tissue products  composed mainly of recycled fibres. Cascades employs close to 14,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

-30-

For further information:	Source:

MEDIA	Mr. Christian Dubé
Mr. Hubert Bolduc	Vice-President and Chief Financial Officer
Vice-President, Communications
and Public Affairs
(514) 912-3790

INVESTORS
Mr. Didier Filion, M.Sc, CFA
Director, Investor relations
(514) 282-2697

Consolidated Balance Sheets (in millions of Canadian dollars)

	As at March 31,	As at December 31,
	2008	2007
	(unaudited)
Assets

Current assets
Cash and cash equivalents	18	25
Accounts receivable	684	624
Inventories	572	555
	1,274	1,204
Property, plant and equipment	1,956	1,886
Intangible assets	128	130
Other assets	285	237
Goodwill	317	312
	3,960	3,769

Liabilities and Shareholders’ Equity

Current liabilities
Bank loans and advances	88	47
Accounts payable and accrued liabilities	583	572
Current portion of long-term debt	9	4
	680	623
Long-term debt	1,670	1,570
Other liabilities	364	377
	2,714	2,570

Shareholders’ Equity
Capital stock	516	517
Retained earnings	719	725
Accumulated other comprehensive income (loss)	11	(43)
	1,246	1,199
	3,960	3,769

Consolidated Statements of Earnings (Loss)
(in millions of Canadian dollars, except per share amounts)
(unaudited)

	For the 3-month periods ended March 31,
	2008	2007

Sales	959	1,000
Cost of sales and expenses
Cost of sales	805	821
Depreciation and amortization	51	53
Selling and administrative expenses	97	102
Losses (gains) on disposal	5	(25)
Closure and other restructuring costs	8	2
Gain on financial instruments	(1)	(10)
	965	943
Operating income (loss) from continuing operations	(6)	57

Interest expense	24	26
Foreign exchange loss (gain) on long-term debt	5	(4)
	(35)	35
Provision for (recovery of) income taxes	(9)	14
Share of results of significantly influenced companies	(4)	(4)
Non-controlling interest	1	1
Net earnings (loss) from continuing operations	(23)	24

Net earnings (loss) from discontinued operations	19	(2)

Net earnings (loss) for the period	(4)	22
Basic and diluted net earnings (loss) from continuing operations per common share	$(0.23)	$0.24
Basic and diluted net earnings (loss) per common share	$(0.04)	$0.22
Weighted average number of common shares outstanding	99,041,800	99,468,878

Consolidated Statements of Shareholders’ Equity
(in millions of Canadian dollars)
(unaudited)

	For the 3-month period ended March 31,
	2008
	Capital stock	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders’ Equity

Balance - Beginning of period	517	725	(43)	1,199
Cumulative impact of accounting changes	—	3	—	3
Restated balance - Beginning of period	517	728	(43)	1,202
Comprehensive income:
Net loss for the period	—	(4)	—	(4)
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	—	—	53	53
Change in fair value of foreign exchange forward contracts designated as cash flow hedges	—	—	(2)	(2)
Change in fair value of interest rate swap agreements designated as cash flow hedges	—	—	(1)	(1)
Change in fair value of commodity derivative financial instruments designated as cash flow hedges	—	—	4	4
Comprehensive income for the period				50

Dividends	—	(4)	—	(4)
Redemption of common shares	(1)	(1)	—	(2)
Balance - End of period	516	719	11	1,246

	For the 3-month period ended March 31,
	2007
	Capital stock	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders’ Equity

Balance - Beginning of period	517	649	(8)	1,158
Comprehensive income:
Net earnings for the period	—	22	—	22
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	—	—	(12)	(12)
Change in fair value of from foreign exchange forward contracts designated as cash flow hedges	—	—	1	1
Change in fair value of commodity derivative financial instruments designated as cash flow hedges	—	—	2	2
Comprehensive income for the period				13

Dividends	—	(4)	—	(4)
Adjustment related to stock options	1	—	—	1
Redemption of common shares	(1)	(2)	—	(3)
Balance - End of period	517	665	(17)	1,165

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended March 31,
	2008	2007

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings (loss) from continuing operations	(23)	24
Adjustments for:
Depreciation and amortization	51	53
Losses (gains) on disposal	5	(25)
Unrealized gain on financial instruments	—	(7)
Foreign exchange loss (gain) on long-term debt	5	(4)
Future income taxes	(20)	4
Share of results of significantly influenced companies	(4)	(4)
Non-controlling interest	1	1
Others	2	(1)
	17	41
Change in non-cash working capital components	(48)	(78)
	(31)	(37)
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchases of property, plant and equipment	(41)	(31)
Increase in other assets	(1)	(1)
Cash of a joint venture	6	—
Business disposal, net of cash disposed	—	37
	(36)	5
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances	15	9
Change in revolving credit facilities	11	44
Payments of other long-term debt	(1)	(3)
Redemption of common shares	(2)	(3)
Dividends	(4)	(4)
	19	43
Change in cash and cash equivalents during the period from continuing operations	(48)	11
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal	35	(11)

Net change in cash and cash equivalents during the period	(13)	—
Translation adjustments on cash and cash equivalents	6	(1)
Cash and cash equivalents - Beginning of period	25	34

Cash and cash equivalents - End of period	18	33

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended March 31,
	2008	2007

Sales
Packaging products
Boxboard
Manufacturing	195	201
Converting	158	169
Eliminations and others	(24)	(26)
	329	344
Containerboard
Manufacturing	154	154
Converting	227	239
Eliminations and others	(90)	(99)
	291	294
Specialty products
Manufacturing	76	86
Converting	63	59
Recovery, deinked pulp and eliminations	70	70
	209	215

Eliminations	(28)	(27)
	801	826
Tissue papers
Manufacturing and converting	170	186

Eliminations	(12)	(12)
Consolidated total	959	1,000

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended March 31,
	2008	2007
Operating income (loss) before depreciation and amortization from continuing operations

Packaging products
Boxboard
Manufacturing	(6)	(4)
Converting	12	38
Others	(7)	(1)
	(1)	33
Containerboard
Manufacturing	17	21
Converting	14	15
Others	3	3
	34	39

Specialty products
Manufacturing	(1)	4
Converting	5	7
Recovery, deinked pulp and others	5	7
	9	18

	42	90
Tissue papers
Manufacturing and converting	12	19

Corporate	(9)	1
Operating income before depreciation and amortization from continuing operations	45	110

Depreciation and amortization
Boxboard	(16)	(17)
Containerboard	(16)	(16)
Specialty products	(8)	(8)
Tissue papers	(8)	(9)
Corporate and eliminations	(3)	(3)
	(51)	(53)
Operating income (loss) from continuing operations	(6)	57

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended March 31,
	2008	2007

Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	4	3
Converting	9	9
	13	12
Containerboard
Manufacturing	2	1
Converting	4	3
	6	4
Specialty products
Manufacturing	1	3
Converting	1	2
Recovery, deinked pulp and others	1	1
	3	6

	22	22
Tissue papers
Manufacturing and converting	10	10

Corporate	2	2
Consolidated total	34	34

Purchases of property, plant and equipment included in accounts payable
Beginning of period	17	10
End of period	(10)	(13)
Total investing activities	41	31

Additional information
(in millions of Canadian dollars, except shipments and share information)
(unaudited)

	For the 3-month periods ended March 31,
	2008	2007

Common shares - Toronto Stock Exchange
High	$8.90	$15.80
Low	$6.96	$11.65
Volume	7,420,000	19,446,000
Shipments of manufacturing and converting products
(in thousands of short tons)
Packaging products
Boxboard	292	301
Containerboard	348	351
Specialty products	116	115
Tissue papers	112	109

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian generally accepted accounting principles (“GAAP”). The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other companies.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconcilied below to operating income (loss) and to operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
	2008	2007

Net earnings (loss) for the period	(4)	22
Net earnings (loss) from discontinued operations	(19)	2
Non-controlling interest	1	1
Share of results of significantly influenced companies	(4)	(4)
Provision for (recovery of) income taxes	(9)	14
Foreign exchange loss (gain) on long-term debt	5	(4)
Interest expense	24	26

Operating income (loss) from continuing operations	(6)	57

Depreciation and amortization	51	53
Operating income before depreciation and amortization
	45	110